UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

TABLE OF CONTENTS

I.	Deutsche Telekom’s supervisory board unanimously elects Kai-Uwe Ricke as Chief Executive Officer

II.	Deutsche Telekom Preliminary unaudited key figures for the first three quarters of 2002 (January 1, 2002 to September 30, 2002) and results of the strategic review

Bonn, November 14, 2002

Deutsche Telekom’s supervisory board unanimously elects Kai-Uwe Ricke Chief Executive Officer

Deutsche Telekom’s supervisory board has unanimously elected Kai-Uwe Ricke as the company’s chief executive officer (CEO) at today’s meeting with effect from November 15, 2002.  41-year-old Ricke succeeds Professor Dr. Helmut Sihler, who headed the board of management as interim CEO since July. Sihler’s mandate as defined by the supervisory board was for a period of up to six months.

“With Kai-Uwe Ricke, we have chosen an experienced manager with an international vision who will use all of his energy and immense expertise to meet the challenges of the global telecommunications industry. Key tasks of his new position will include maintaining the consolidation course while developing new avenues of growth for the company,” said Dr. Hans-Dietrich Winkhaus, chairman of Deutsche Telekom’s supervisory board.

Following an apprenticeship at a bank and studies at the European Business School in Schloss Reichartshausen, Germany, Ricke started his career as assistant to the board of Bertelsmann AG in Gütersloh, Germany. He then took up the position as head of sales and marketing of its Swedish subsidiary Scandinavian Club AG. From 1990 to June 1995, Ricke was CEO of Talkline GmbH and Talkline PS Phone Service GmbH in Elmshorn, Germany; from July 1995 he acted as the company’s chairman and CEO.

In January 1998, Ricke took over as chairman of the board of management of DeTeMobil Deutsche Telekom Mobilnet GmbH. Under his leadership, the company again concentrated on its core business, the T-D1 network, and recaptured the market leadership in Germany. In February 2000, Ricke was appointed chairman of the newly founded T-Mobile International AG, where Deutsche Telekom consolidated its principal mobile communications activities.  In May 2001, he was appointed to the board of management of Deutsche Telekom. In his role as chief operating officer (COO), he was responsible for Deutsche Telekom’s mobile and online businesses.

Bonn, November 14, 2002

Deutsche Telekom counting on debt reduction and business growth

Large nonscheduled write-downs decreased the net loss to EUR 24.5 billion in the first nine months of 2002 — net debt decreased to EUR 64 billion despite the acquisition in the Netherlands — Group revenue increased by approximately 12 percent to EUR 39.2 billion — Group EBITDA, adjusted for special influences, increased by 5.6 percent to EUR 12 billion — sale of VoiceStream to safeguard deleveraging targets not necessary — reduction of a total of 43,400 jobs net or 54,700 gross by 2005 planned — Supervisory Board and Board of Management recommend to the 2003 Shareholders’ Meeting to suspend payment of dividends — new Chairman of the Board of Management, Kai-Uwe Ricke, wants to considerably improve the individual divisions’ efficiency

Deutsche Telekom increased its revenue in the first nine months of 2002 by 12 percent from EUR 35 billion to EUR 39.2 billion compared to the same period last year. In the same period, Group EBITDA, excluding special influences, increased by 5.6 percent from EUR 11.3 billion to EUR 12 billion. In addition to a slight reduction in net debt to EUR 64 billion, this strong operational development is offset by a net loss of approximately EUR 24.5 billion — which was mainly due to nonscheduled write-downs.

Against this backdrop, the departing Chairman of Deutsche Telekom AG’s Board of Management, Prof. Helmut Sihler, presented the results of the strategic review which are designed to strengthen the company’s financial scope for action in the long term. “On the basis of the measures adopted, there will be a sustained improvement of Deutsche Telekom’s situation”, Mr. Sihler said with reference to the need to reorient the company.

“One thing is clear: The level of the Group’s debt, the trends that we are seeing in the stock markets and the current valuation of the telecommunications sector at a time when the economic climate is deteriorating, all force us to take urgent action. Our future lies with debt reduction and growth. This is the only way for us to bring about a sustained improvement in our results”, the newly elected Chairman of the Board of Management, Kai-Uwe Ricke, emphasized. “A properly-managed Deutsche Telekom should be a cash machine. This is an area where I see considerable room for improvement.” According to Ricke, the four-pillar strategy remains the right approach for realizing growth potential. “At the same time, however, individual divisions must also become much more efficient.” To achieve this goal, he will devolve even more responsibility to the divisions and give them greater authority to take their own decisions. At the same time, this ensures that Deutsche Telekom will stay as close as possible to its customers. And vice versa, this means that the strategic management holding will be clearly streamlined.

Results of the strategic review

Deutsche Telekom is aiming to achieve a level of net debt by the end of 2003 which equates to roughly three times the EBITDA expected for the full 2003 financial year. Based on the forecast EBITDA of approx. EUR 16.7 to EUR 17.7 billion, this corresponds to a target net debt corridor of EUR 49.5 to EUR 52.3 billion. In order to achieve this target, Deutsche Telekom, among other things, will withdraw from non-strategic business areas such as real estate, the remainder of the cable business and other shareholdings and business units. These sales are expected to generate proceeds of approx. EUR 6.2 to EUR 8.5 billion. In addition, Deutsche Telekom intends to reduce its 2003 capital expenditures to a range between EUR 6.7 billion and EUR 7.7 billion.

Within the framework of the strategic review, Deutsche Telekom considered the changed economic environment and tested all assets for impairment. Consequently, the following valuation adjustments and related charges were necessary in the third quarter:

in billions of EUR

T-Mobile USA	18.0
— of which goodwill	8.4
— of which licenses	9.6
BEN NL	1.1
UMTS U.K.	2.2
Others (incl. Comdirect, Siris, Multilink)	0.7
TOTAL	22.0
Restructuring expenses T-Systems:	0.4
Tax effects from amortization of US mobile communications licenses	(3.1)
Net effect	19.3

Additional special influences amounting to approx. EUR 1 billion, of which approx. EUR 0.3 billion are attributable to valuation adjustments for investments in noncurrent assets in the third quarter of 2002, are not related to the strategic review.

The write-downs of goodwill and the mobile communications licenses are the result of the Group-wide strategic review, implemented by the Board of Management in the past months. These nonscheduled write-downs, which have no impact on the cash position, take into consideration the changed expectations regarding the medium and long-term prospects of the mobile communications industry, and the changed view towards possible consolidation in the U.S. mobile communications market place.

The Board of Management believes it is not necessary to sell VoiceStream to ensure that Deutsche Telekom’s deleveraging targets will be met. “It would be wrong to sell it in view of the positive development of this company. A merger with another company with partial deleveraging still remains an option that we would definitely not want to rule out under the right circumstances”, the departing Chairman of the Board of Management, Prof. Helmut Sihler, stressed as another result of the strategic review. Along the same lines, Prof. Helmut Sihler announced that the Board of Management and the Supervisory Board will recommend to the 2003 Shareholders’ Meeting that no dividend be paid for the financial year, thus contributing to debt reduction of approx. EUR 1.6 billion.

In addition, the Board of Management recently adopted a package of measures expected to improve results by EUR 1.5 billion by the end of 2003. Specifically, these measures are aimed at improving results by EUR 0.6 billion from staff reductions, a reduction of EUR 0.3 billion in marketing expenses, EUR 0.3 billion of improvements in efficiency resulting from the optimization of receivables and a further EUR 0.3 billion from reduced expenditure on other cost items such as travel and consulting costs.

In addition, Deutsche Telekom is aiming to reduce a total of 54,700 jobs (43,400 jobs net of expansion) by the end of 2005. 42,500 of the jobs are to be reduced in Germany and 12,200 at certain subsidiaries abroad. In the same period, 11,300 new jobs are expected to be created through restructuring and expansions. The main method for this staff reduction is the planned transfer of employees to a newly created Human Resources Services Agency (PSA), which was established to find new jobs for the affected employees within and outside the Group. This programme still need to be agreed upon with various interest groups.

Dr. Karl-Gerhard Eick, CFO, pointed out the significantly improved operating performance of Deutsche Telekom: “I am firmly convinced that the cash flow and not the loss shown in the books is the best indicator of a company’s financial health. In this context, I would like to especially highlight the slight reduction in net debt to EUR 64 billion in the third quarter. We achieved this reduction, despite the acquisition of BEN, which reflects our operating performance in the third quarter with a free cash flow of approx. EUR 1.8 billion.” Dr. Karl-Gerhard Eick said further that the debt reduction “gap” identified in August of EUR 4 billion to EUR 7 billion had already been narrowed by EUR 2.3 billion. “Moreover, we are now convinced that we can achieve a free cash flow range of approx. EUR 5.5 billion to EUR 6 billion in the year 2002 and 2003, which is higher than the range of approx. EUR 4 billion to EUR 5 billion originally planned.”

T-Com increased revenue and kept EBITDA stable

T-Com’s total revenue in the period under review increased by approx. 1 percent from EUR 22.1 billion in the first nine months of 2001 to EUR 22.3 billion. Thus, for two quarters in a row, T-Com succeeded in increasing its revenue compared with the same periods in the previous year. Domestic business accounted for approx. 87 percent of T-Com’s total revenue in the first nine months of 2002. The Eastern European companies (MATÁV (including Maktel), Slovenské Telekomunikácie and Hrvatske telekomunikacije) made a contribution to revenue of approx. 13 percent.

EBITDA in the T-Com division amounted to approx. EUR 7.5 billion in the first nine months of 2002, which was at approximately the same level as in the same period last year, EUR 7.6 billion, excluding the profit from the sale of the cable company in Baden-Württemberg amounting to approx. EUR 908 million.

Adjusted EBITDA at T-Systems increased considerably

Revenue in the T-Systems division decreased by 3.4 percent in the first nine months of 2002 to EUR 8.3 billion, compared with the first nine months of 2001 of EUR 8.6 billion. Adjusted EBITDA increased in the first nine months of 2002 by approx. 34 percent to EUR 0.8 billion from EUR 0.6 billion in the same period last year. T-Systems also succeeded in increasing its EBITDA margin considerably in all three quarters of the 2002 financial year, compared with the previous year.

T-Mobile recorded strong increases in revenue and adjusted EBITDA

Total revenue in the T-Mobile division increased by more than 40 percent as compared with the same period last year of EUR 14.2 billion. Besides the effects of T-Mobile CZ (formerly RadioMobil) and T-Mobile USA (formerly VoiceStream and Powertel), which were not included in the nine month results of 2001, the increased customer base and, increased average revenues from subsidiaries of T-Mobile International AG also had a positive impact. The adjusted EBITDA of the T-Mobile segment increased in the first nine months quarters of 2002 by approx. EUR 1.7 billion, or 76 percent as, compared with September 30, 2001, to approx. EUR 3.9 billion.

T-Online recorded higher revenue and adjusted EBITDA

The 24.4 percent increase in total revenue of the T-Online segment, including DeTeMedien, to EUR 1.3 billion was driven by the revenue growth at T-Online International AG. The adjusted EBITDA of the T-Online division amounted to approx. EUR 151 million in the first nine months of 2002, compared with negative EUR 67 million in the same period last year.

Development of the divisions

	Jan.1 to Sept. 30, 2002 in bn of €	Jan.1 to Sept. 30, 2001 in bn of €	Change %	Total year 2001 in bn of €
T-Com
Total revenue	22.3	22.1	+0.9	29.4
Net revenue	18.9	18.7	+1.2	25.0
Adjusted EBITDA	7.5	7.6	–0.5	10.1
Income (loss) before taxes	2.7	3.7	–27.7	4.6

T-Mobile
Total revenue	14.2	10.2	+40.1	14.6
Net revenue	13.1	9.0	+45.0	13.0
Adjusted EBITDA	3.9	2.2	+76.4	3.1
Income (loss) before taxes	–23.5	–3.2	–630.0	–6.4

T-Systems
Total revenue	8.3	8.6	–3.4	11.9
Net revenue	5.8	6.0	–4.0	8.3
Adjusted EBITDA	0.8	0.6	+33.7	0.9
Income (loss) before taxes	–1.6	–0.3	–420.5	–0.4

T-Online
Total revenue	1.3	1.0	+24.4	1.4
Net revenue	1.2	1.0	+22.3	1.3
Adjusted EBITDA	0.2	–0.1	+325.0	–0.1
Income (loss) before taxes	–0.0	–0.1	+96.1	–0.2

Other
Total revenue	3.2	3.6	–11.1	5.1
Net revenue	0.3	0.3	–21.9	0.6
Adjusted EBITDA	–0.2	0.9	–119.5	1.1
Income (loss) before taxes	–3.9	0.3	n.a.	0.4

Key figures at a glance

	Jan.1 to Sept. 30, 2002 in bn of €.	Jan.1 to Sept. 30, 2001 in bn of €.	Change in bn of €	Change in %	Total year 2001 bn of €
Total revenue	39.2	35.0	4.2	12.0	48.3
Domestic	26.0	26.1	(0.1)	(0.3)	35.1
International	13.2	8.9	4.3	47.6	13.2
Net loss before special influences	4.2	2.8	(1.4)	(49.5)	4.7
Net loss	24.5	1.0	(23.5)	n.a.	3.5
EBITDA after adjustment for special influences[a]	12.0	11.3	0.7	6.2	15.1
EBITDA[b]	11.4	14.1	(2.7)	(19.2)	18.1
Free cash flow before dividends	4.7	0.0	4.7	n.a.	1.1
Capital expenditure[c]	4.8	6.3	(1.5)	(24.0)	9.9
Debt	64.0	65.2	1.2	1.8	62.1
Number of employees at balance sheet date	255,868	246,192	9,676	3.9	257,058

a.     For an understanding of adjusted EBITDA, please see the important information contained in the  “Reconciliation to adjusted EBITDA” in the half-year report.

b.    EBITDA: Results from ordinary business activities plus the net financial income (expense) net and amortization and depreciation.

c.     Capital expenditure: Investment minus investments in intangible assets minus investments in financial assets.

Comparison of quarters

	3. Q. 2002 in bn of €	3. Q. 2001 in bn of €	Change in %
Total revenue	13.4	12.5	7.2
Domestic	8.8	8.8	0
International	4.6	3.7	24.3
Net loss before special influences	1.1	1.5	26.7
Net loss	20.6	0.7	n.a.
EBITDA after adjustment for special influences[a]	4.2	4.1	2.4
EBITDA[b]	3.8	5.9	35.0
Free cash flow before dividends	1.8	–0.1	n.a.
Capital expenditure[c]	1.6	2.5	36.0

a.     For an understanding of adjusted EBITDA, please see the important information contained in the  “Reconciliation to adjusted EBITDA” in the half-year report.

b.    EBITDA: Results from ordinary business activities plus the net financial income (expense) net and amortization and depreciation.

c.     Capital expenditure: Investment minus investments in intangible assets minus investments in financial assets.

Numbers of customers in selected services

	Sept. 30, 2002 in millions[7]	Sept. 30, 2001 in millions[7]	Change Sept. 30, 2002/Sept. 31, 2001%[6]	Dec. 31, 2001 in millions[7]	Change Sept. 30, 2002/Dec. 30, 2001%[6]
Telephone lines (incl. ISDN channels)	57.3	56.8	0.9	56.9	0.7
Deutsche Telekom (incl. public telephones)	51.2	50.5	1.4	50.7	1.0
AktivPlus customers (tariffs used)	10.2	7.5	36.0	8.4	21.4
T-DSL contracts(marketed)	2.7	1.4	92.9	2.2	22.7
ISDN channels	22.0	19.8	11.1	20.4	7.8
MATÀV	2.9	2.9	0.0	2.9	0.0
Slovenské Telekomunikácie	1.5	1.6	(6.3)	1.6	(6.3)
Hrvatske telekomunikacije[1]	1.8	1.8	0.0	1.7	5.9
Mobile communications subscribers
Majority-owned subsidiaries[1,2]	55.5	47.4	17.1	50.0	11.0
of which: T-Mobile Deutschland	23.8	22.6	5.3	23.1	3.0
of which: T-Mobile UK (One 2 One)[3]	11.8	9.9	19.2	10.4	13.5
of which: T-Mobile USA (VoiceStream/Powertel)	8.9	6.3	41.3	7.0	27.1
of which: T-Mobile Austria (max.mobil)	2.0	2.1	(4.8)	2.1	(4.8)
of which: T-Mobile CZ (RadioMobil)	3.3	2.5	32.0	2.9	13.8
of which: Westel (via MATÁV)	3.2	2.2	45.5	2.5	28.0
of which: Hrvatske telekomunikacije[1]	1.2	0.8	50.0	0.9	33.3
BEN[1]	1.4	1.1	27.3	1.2	16.7
Proportionate subscribers[4]	56.8	48.5	17.1	51.2	10.9
Total number of subscribers[5]	76.2	60.9	25.1	65.2	16.9
T-Online subscribers	11.8	9.8	20.4	10.7	10.3
of which: T-Online (Deutschland)	9.7	8.0	21.3	8.8	10.2
of which: T-Online France (Club Internet)	1.0	0.7	42.9	0.8	25.0
of which: Ya.com (Spain)	1.0	0.9	11.1	0.9	11.1
of which: other	0.2	0.2	0.0	0.2	0.0

1        In the first nine months of 2001, Hrvatske telekomunikacije and Ben were not fully consolidated: shown here to facilitate comparison.

2        Number of subscribers of the fully consolidated mobile communications companies.

3        Including Virgin Mobile.

4        Proportion of subscribers of all associated mobile communications companies on a pro rata basis to shareholding. The 25% shareholding in PT Satelindo was sold in the second quarter of 2002. Historical figures have been adjusted.

5        Total number of subscribers of the fully consolidated mobile communications companies and total number of subscribers of minority shareholdings.

6        Percentage calculated in millions and rounded off.

7        Rounded figures calculated on the basis of millions. The total was calculated on the basis of precise figures.

This presentation contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. The words “anticipate”,  “believe”,  “estimate”,  “expect”,  “intend”,  “may”,  “plan”,  “project” and “should “ and similar expressions are intended to identify forward-looking statements.  Such statements are subject to risks and uncertainties, including, but not limited to, factors such as: the development of demand for our telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond Deutsche Telekom’s control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating Deutsche Telekom’s acquisitions; the development of asset values in Germany and elsewhere, the progress of Deutsche Telekom’s dept reduction program, including its degree of success in achieving desired levels of free cash flow from operations and proceeds from disposals; the development of Deutsche Telekom’s cost reduction initiatives, including the area of personnel reduction and changes in currency exchange rates and interest rates.  If these or other risks and uncertainties (including those described in Deutsche Telekom’s most recent Annual Reports on Form 20-F by Deutsche Telekom filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not intend or assume any obligation to update these forward-looking statements.

Deutsche Telekom cannot  guarantee that its financial and operating targets for the years 2002 and 2003 can be achieved. Some aspects of the Group’s planning depend on circumstances Deutsche Telekom cannot influence. For a description of some of these factors which might influence Deutsche Telekom’s ability to achieve its objectives, please refer to the items “Forward-looking statements” and “Risk factors” in the annual report on Form 20-F/A filed on June 18, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Rolf Ewenz-Sandten
Name: Rolf Ewenz-Sandten
Title: Vice President

Date: November 15, 2002